Supplementary Material for Financial Results for the
                 12 months ended March 31, 2005 (unconsolidated)
                                                                    (Japan GAAP)

------------------------------------------------------------------------------------------------------------------------------------
                                                  FY 2002                         FY 2003                         FY 2004
                                       -------------                   -------------                   -------------
                                       6 mos. ending  12 mos. ending   6 mos. ending  12 mos. ending   6 mos. ending  12 mos. ending
                                       Sep. 30, 2001  March 31, 2002   Sep. 30, 2002  March 31, 2003   Sep. 30, 2003  March 31, 2004
====================================================================================================================================
Vehicle Production
(thousands of units)                         1,644          3,364            1,676          3,513            1,682          3,558
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales (thousands of units)           1,674          3,428            1,691          3,559            1,720          3,625
     -------------------------------------------------------------------------------------------------------------------------------
      Japan                                    850          1,720              800          1,724              830          1,765
     -------------------------------------------------------------------------------------------------------------------------------
      Exports                                  824          1,708              891          1,835              890          1,860
          --------------------------------------------------------------------------------------------------------------------------
            North America                      353            754              414            841              398            811
          --------------------------------------------------------------------------------------------------------------------------
               Europe                          200            425              182            392              198            419
          --------------------------------------------------------------------------------------------------------------------------
                Asia                            58            106               80            165               71            151
          --------------------------------------------------------------------------------------------------------------------------
            Latin America                       52             93               34             71               28             61
          --------------------------------------------------------------------------------------------------------------------------
               Oceania                          58            116               71            137               78            158
          --------------------------------------------------------------------------------------------------------------------------
               Others                          103            214              110            229              117            260
------------------------------------------------------------------------------------------------------------------------------------
Net Sales (billions of yen)                4,011.9        8,284.9          4,204.7        8,739.3          4,302.1        8,963.7
     -------------------------------------------------------------------------------------------------------------------------------
              Japan                        1,767.3        3,544.3          1,607.3        3,438.4          1,667.5        3,593.1
     -------------------------------------------------------------------------------------------------------------------------------
             Exports                       2,244.5        4,740.6          2,597.4        5,300.8          2,634.5        5,370.5
------------------------------------------------------------------------------------------------------------------------------------
Operating Income (billions of yen)           354.2          748.9            471.3          861.3            459.1          833.7
      (Operating Income Ratio) (%)     (       8.8 )  (       9.0 )    (      11.2 )  (       9.9 )    (      10.7 )  (       9.3 )
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Income (billions of yen)            347.1          768.9            481.7          892.6            510.5          915.7
      (Ordinary Income Ratio) (%)      (       8.7 )  (       9.3 )    (      11.5 )  (      10.2 )    (      11.9 )  (      10.2 )
------------------------------------------------------------------------------------------------------------------------------------
Net Income (billions of yen)                 203.5          470.2            382.2          634.0            338.0          581.4
      (Net Income Ratio) (%)           (       5.1 )  (       5.7 )    (       9.1 )  (       7.3 )    (       7.9 )  (       6.5 )
------------------------------------------------------------------------------------------------------------------------------------
Shareholders Return
     -------------------------------------------------------------------------------------------------------------------------------
      Dividend Payout (billions of yen)       47.4          101.5             56.8          125.8             67.9          151.2
          --------------------------------------------------------------------------------------------------------------------------
          Dividend Per Share (yen)              13             28               16             36               20             45
          --------------------------------------------------------------------------------------------------------------------------
          Payout Ratio (%)                    23.3           21.6             14.9           19.8             20.1           26.0
     -------------------------------------------------------------------------------------------------------------------------------
      Value of shares canceled
      (billions of yen)                      129.2          129.2            143.0          143.0                -              -
     -------------------------------------------------------------------------------------------------------------------------------
      Value of shares repurchased
       (billions of yen)                     129.2          277.5            163.3          453.4            161.7          398.8
     -------------------------------------------------------------------------------------------------------------------------------
Number of Outstanding Shares
(thousands)                              3,649,997      3,649,997        3,609,997      3,609,997        3,609,997      3,609,997
------------------------------------------------------------------------------------------------------------------------------------
Number of Employees                         65,029         66,820           66,874         65,551           66,099         65,346
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
                                                  FY 2005                    FY 2006 Prospects
                                       -------------                   -------------
                                       6 mos. ending  12 mos. ending   6 mos. ending  12 mos. ending
                                       Sep.30, 2004   March 31, 2005   Sep.30, 2005   March 31, 2006
=====================================================================================================
Vehicle Production
(thousands of units)                        1,802           3,749           1,800          3,770
-----------------------------------------------------------------------------------------------------
Vehicle Sales (thousands of units)          1,805           3,787           1,820          3,820
     ------------------------------------------------------------------------------------------------
      Japan                                   838           1,805             820          1,830
     ------------------------------------------------------------------------------------------------
      Exports                                 967           1,982           1,000          1,990
          -------------------------------------------------------------------------------------------
            North America                     412             864             480          1,000
          -------------------------------------------------------------------------------------------
               Europe                         197             420             160            350
          -------------------------------------------------------------------------------------------
                Asia                           82             151              70            130
          -------------------------------------------------------------------------------------------
            Latin America                      38              78              40             60
          -------------------------------------------------------------------------------------------
               Oceania                         89             164              80            150
          -------------------------------------------------------------------------------------------
               Others                         149             305             170            300
-----------------------------------------------------------------------------------------------------
Net Sales (billions of yen)               4,459.7         9,218.3         4,500.0        9,400.0
     ------------------------------------------------------------------------------------------------
              Japan                       1,723.0         3,654.9
     ------------------------------------------------------------------
             Exports                      2,736.7         5,563.4
-----------------------------------------------------------------------------------------------------
Operating Income (billions of yen)          392.3           701.3           290.0          620.0
      (Operating Income Ratio) (%)     (      8.8 )   (       7.6 )    (      6.4 )   (      6.6 )
-----------------------------------------------------------------------------------------------------
Ordinary Income (billions of yen)           442.3           856.2           330.0          770.0
      (Ordinary Income Ratio) (%)      (      9.9 )   (       9.3 )    (      7.3 )   (      8.2 )
-----------------------------------------------------------------------------------------------------
Net Income (billions of yen)                263.7           529.3           220.0          500.0
      (Net Income Ratio) (%)           (      5.9 )   (       5.7 )    (      4.9 )   (      5.3 )
-----------------------------------------------------------------------------------------------------
Shareholders Return
     ------------------------------------------------------------------
      Dividend Payout (billions of yen)      82.0           212.7
          -------------------------------------------------------------
          Dividend Per Share (yen)             25              65
          -------------------------------------------------------------
          Payout Ratio (%)                   31.1            40.5
     ------------------------------------------------------------------
      Value of shares canceled
      (billions of yen)                         -               -
     ------------------------------------------------------------------
      Value of shares repurchased
       (billions of yen)                    208.4           266.2
     ------------------------------------------------------------------
Number of Outstanding Shares
(thousands)                             3,609,997       3,609,997
-----------------------------------------------------------------------
Number of Employees                        64,408          64,237                                    (Note 2)
-----------------------------------------------------------------------------------------------------

(Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY - 1st Half , 4Q = 2nd Half - 3Q (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4) Excluding financial subsidiaries
(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)

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Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
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